[Letterhead of Perfect World Co., Ltd.]

December 9, 2010

VIA EDGAR AND FACSIMILE

Craig Wilson, Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”)

File No. 001-33587

Dear Mr. Wilson and Ms. Walsh:

This letter sets forth the Company’s response to the comments contained in the letter dated November 24, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the fiscal year ended December 31, 2009

Item 4. Information on the Company

B. Business Overview

Restrictions on Foreign Investment, page 48

1. Please note that we are continuing to evaluate your responses to prior comments 1 and 2. We may have further comments.

The Company notes the Staff’s comment and will address any further comments from the Staff in due course.

Item 5. Operating and Financial Review and Prospects, page 58

2. You indicate in response to prior comment 3 that changes in the operating data, i.e., aggregate average concurrent users (ACU), active paying customers (APC) and average revenue per active paying customer (ARPU), does not always correlate with changes in revenue. It appears, based on the table provided, that you would be able to use this operating data to explain the factors contributing to the changes in revenues. For example, in a period of higher revenue, in which APC increased, while the ARPU declined, this may indicate that revenue has increased as a result of an increase in volume rather than due to an increase in price. Considering your disclosure on page 60, as noted in comment 1 of our letter dated August 6, 2010, that your revenue growth will depend primarily on the increase in the number of players and the average spending of each player, it appears that these operating metrics are significant to your explanation of changes in item-based online game revenue. Consider discussing and analyzing in future filings or advise.

The Company respectfully advises the Staff that, for the reasons described below, it does not view active paying customers (APC) and average revenue per active paying customer (ARPU) as meaningful indicators of the factors contributing to changes in its item-based online game revenues. In response to the Staff’s comment, the Company will disclose average concurrent users (ACU) in its future Form 20-F filings to help readers gain a better understanding of the operating results of the Company’s games operated in China.

APC is the aggregate number of accounts for games operated in China under the item-based revenue model that have been charged (i.e., into which money is deposited) at least once during a given quarter. The fact that a player has deposited a certain amount into his or her account, however, does not mean that the amount so deposited will be recognized as revenues immediately. As described in more detail under “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition” of the 2009 20-F, for the item-based games, the Company recognizes revenues for consumable in-game items when the items have been actually consumed by players or expired. With respect to permanent in-game items, revenues are recognized over the estimated lives of such items. In most cases, there is a lag from the time when a player deposits cash into his or her account, to the time when the player purchases in-game items with the deposited cash, and then to the time when the player fully consumes the consumable in-game items purchased or the time when the expected lives of the permanent in-game items purchased expire, and the lengths of the lag vary among players as they have different spending behaviors and preferences. Therefore, changes in APC do not always result in corresponding changes in revenues for the same period. Moreover, different deposit frequency and pattern of gamers, different types of promotional activities as well as various timing of in-game promotions, among other factors, can cause significant fluctuations in APC from period to period. Due to the unpredictable nature of promotional activities and player deposit and spending patterns, there is no clear trend in the APC variations.

Given the foregoing reasons, the Company does not believe that APC is a reliable and comparable indicator of whether the changes in item-based online game revenues were due to volume changes or price changes. Similarly, since ARPU is a squeezed out measure derived by dividing item-based online game revenues from domestic operation for a given quarter by APC for that quarter, the Company does not view it as significant to an explanation of changes in item-based online game revenues. Since neither measure can be monitored on a real time basis or is otherwise considered a key performance indicator by the Company’s management, the Company is considering removing the APC and ARPU discussions from its quarterly earnings releases beginning from the first quarter of 2011.

ACU for a given quarter is calculated based on the daily and monthly averages of the number of concurrent users logged on to a game at 5-minute intervals. Although ACU does not always correlate with changes in domestic online game revenues, and the Company only calculates ACU for its domestic operation, the management believes that ACU is a more meaningful indicator than APC or ARPU of the operational performance of the Company’s domestic games. Moreover, unlike in the case of APC and ARPU, the Company can and does monitor ACU data in real time. Therefore, to further facilitate readers’ understanding of the operational performance of the Company’s games operated in China, the Company will disclose ACU in its future Form 20-F filings.

*                *                *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 10) 5885-1120 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing

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